SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
________________________

SCHEDULE 13D/A
(Amendment No. 1)*

UNDER THE SECURITIES EXCHANGE ACT OF 1934

_________________________

MORGANS HOTEL GROUP CO.
(Name of Issuer)
___________________________
COMMON STOCK, $0.01 PAR VALUE
(Title of Class of Securities)

61748W108
(CUSIP Number)

J. Bryant Kirkland III
Vector Group Ltd.
4400 Biscayne Boulevard, 10th Floor
Miami, FL 33137
(305) 579-8000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 15, 2014
(Date of Event Which Requires Filing of this Statement)

____________________________
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 61748W108        Page 2

1	NAME OF REPORTING PERSON
ACCOMMODATIONS ACQUISITION CORPORATION
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
	7	Sole Voting Power

NUMBER OF		—
SHARES	8	Shared Voting Power
BENEFICIALLY
OWNED BY		2,196,447
EACH	9	Sole Dispositive Power
REPORTING
PERSON		—
WITH	10	Shared Dispositive Power

2,196,447
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,196,447
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No. 61748W108        Page 3

1	NAME OF REPORTING PERSON
VECTOR GROUP LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
	7	Sole Voting Power

NUMBER OF		—
SHARES	8	Shared Voting Power
BENEFICIALLY
OWNED BY		2,196,447
EACH	9	Sole Dispositive Power
REPORTING
PERSON		—
WITH	10	Shared Dispositive Power

2,196,447
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,196,447
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No. 61748W108        Page 4

PRELIMINARY STATEMENT:

This Amendment No. 1 amends the Schedule 13D filed by Accommodations Acquisition Corporation, a Delaware corporation, and Vector Group Ltd., a Delaware corporation, with the Securities and Exchange Commission ("SEC") on August 12, 2011 (the “Schedule 13D”), relating to the common stock, par value $0.01 per share, of Morgans Hotel Group Co., a Delaware corporation. The address of the principal executive offices of the Company is 475 Tenth Avenue, New York, NY 10019.

Items 1, 2, 3, 4, 5 and 7 of the Schedule 13D are hereby amended and supplemented as follows:

ITEM 1.    SECURITY AND ISSUER

This Schedule relates to the common stock, par value $0.01 per share (the “Common Stock”), of Morgans Hotel Group Co., a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 475 Tenth Avenue, New York, NY 10019.

ITEM 2.         IDENTITY AND BACKGROUND

(a)    This Schedule is being filed by the following persons:

(i)	Accommodations Acquisition Corporation ("AAC"), a Delaware Corporation, a wholly-owned subsidiary of Vector Group Ltd. ("Vector"); and

(ii)	Vector, a Delaware corporation.

Each of the persons listed in (i) to (ii) above is hereinafter referred to individually as a “Reporting Person” and collectively as the “Reporting Persons”. AAC directly owns in the aggregate, 2,196,447 shares of Common Stock of the Company (the “Securities”) or approximately 6.4% of the 34,138,956 outstanding shares of the Common Stock of the Company outstanding as of May 8, 2014 (as reported in the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2014), calculated in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Act”). Vector, as the sole owner of AAC, is deemed to beneficially own the Securities held by AAC.

In addition to the number of shares of Common Stock held by the Reporting Persons as reported herein, J. Bryant Kirkland III, Vice President, Treasurer and Chief Financial Officer of Vector, and Marc N. Bell, Vice President, Secretary and General Counsel of Vector, own 10,000 and 350 shares, respectively, of Common Stock.

(b),(c)    Vector is a public company, with its common stock traded on the New York Stock Exchange (NYSE:VGR), which is a holding company for a number of businesses. It is engaged principally in:

•	the manufacture and sale of cigarettes in the United States through its Liggett Group LLC and Vector Tobacco Inc. subsidiaries, and

•
the real estate business through its subsidiary, New Valley LLC, which is seeking to acquire additional operating companies and real estate properties. New Valley LLC owns 70.59% of Douglas Elliman Realty, LLC, which operates the largest residential brokerage company in the New York metropolitan area.

A list of directors and executive officers of Vector and AAC are attached hereto as Exhibit A. The principal business address and the principal office address of Vector and AAC and, except as otherwise indicated, its directors and executive officers, is 4400 Biscayne Boulevard, 10th Floor, Miami, Florida 33137.

CUSIP No. 61748W108        Page 5

(d),(e)    Neither the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons listed in Exhibit A, during the last five years, (1) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (2) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)    To the knowledge of the Reporting Persons, each of the persons named in Exhibit A is a citizen of the United States.

ITEM 3.         SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The aggregate purchase price for the 484,000 shares of Common Stock acquired by AAC was approximately $2,692,733, excluding commissions. These Securities were purchased with AAC’s working capital.

The aggregate purchase price for the Securities acquired by Messrs. Kirkland and Bell were $77,595 (10,000 shares) and $2,716 (350 shares), excluding commissions, respectively. These securities were purchased with Messrs. Kirkland's and Bell's personal funds.

ITEM 4.         PURPOSE OF TRANSACTIONS

The Securities were acquired with a view towards the Reporting Persons potentially influencing material business decisions relating to the future of the Company. The Reporting Persons will monitor developments at the Company on a continuing basis, and may communicate with members of management of the Company, with other stockholders or potential stockholders of the Company, and/or with current lenders or potential lenders, concerning matters relating to the Company.
The Reporting Persons may at any time and from time to time, in privately negotiated transactions or otherwise, acquire additional securities of the Company, dispose of all or a portion of the securities of the Company that the Reporting Persons now own or may hereafter acquire, and/or enter into derivative transactions with institutional counterparties with respect to the Company's securities.
On May 13, 2014, the Company announced that at the beginning of the year, the Company’s Board of Directors formed a special transaction committee to evaluate a full range of alternatives, including the potential sale or merger of the Company and had retained Morgan Stanley & Co. LLC as its financial advisor to assist the Company in exploring a full range of strategic alternatives. The Reporting Persons strongly support the potential sale or merger of the Company and urge the Company’s Board of Directors to sell the Company as they firmly believe that such a transaction will maximize stockholder value.
Except as set forth in this Item 4, the Reporting Persons do not have any present plans or proposals which relate to or would result in any of the matters set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D.
The Reporting Persons reserve the right to determine in the future whether to change the purpose or purposes described above and whether to adopt plans or proposals of the type specified above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a)    As of the date hereof, the Reporting Persons beneficially own 2,196,447 shares of Common Stock of the Company, which constituted approximately 6.4% of the 34,138,956 shares of Common Stock of the Company outstanding as of May 8, 2014 (as reported in the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2014) calculated in accordance with Rule 13d-3 of the Act. To the knowledge of the Reporting Persons, none of the directors and executive officers of the Reporting Persons may be deemed to be acting as a group with the Reporting Persons.

CUSIP No. 61748W108        Page 6

(b)    With respect to the 2,196,447 shares of Common Stock acquired by Vector, Vector and AAC both exercise shared voting power and shared dispositive power. To the knowledge of the Reporting Persons, none of the directors and executive officers of the Reporting Persons may be deemed to exercise voting power and dispositive power with respect to such shares.
(c)    Between March 17, 2014 and May 16, 2014, AAC purchased in open market transactions on the New York Stock Exchange 200,000 shares of Common Stock as described in Exhibit B, which is attached hereto and incorporated herein by reference. Neither the Reporting Persons have nor, to the knowledge of the Reporting Persons, have any of its directors and executive officers other than Messrs. Kirkland and Bell, effected any other transactions in the Common Stock of the Company in the past 60 days.
(d)    No person other than Vector and AAC have the right to receive or power to direct the receipt of dividends from, or the proceeds from the sale of, the Securities.
(e)    Not applicable.
ITEM 7. MATERIALS TO BE FILED AS EXHIBITS.

The following documents are attached as exhibits to this Schedule. Such documents are summarized in this Schedule, but the summaries are not complete and are qualified in their entirety by reference to the entire documents attached hereto.

Exhibit A:    Executive Officers and Directors of the Reporting Persons.

Exhibit B:	Transactions in the Common Stock in the past 60 days.

Exhibit C:	Joint Filing Agreement (previously filed as an Exhibit to the Reporting Persons Schedule 13D filed on August 12, 2011).

CUSIP No. 61748W108        Page 7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 19, 2014

By:	/s/ J. Bryant Kirkland III
J. Bryant Kirkland III
Vice President, Treasurer and Chief Financial Officer

CUSIP No. 61748W108        Page 8

EXHIBIT A

EXECUTIVE OFFICERS AND DIRECTORS OF THE REPORTING PERSONS

The names, present principal occupations or employment and business addresses of the executive officers and directors of the Reporting Persons are set forth below. If no address is given, the executive officer’s or director’s business address is that of the Reporting Persons. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to the Reporting Persons.

AAC

Name	Present Principal Occupation or Employment; Business Address

Howard M. Lorber	President
Richard J. Lampen	Director; Executive Vice President and Assistant Secretary
J. Bryant Kirkland III	Vice President, Treasurer and Chief Financial Officer
Marc N. Bell	Director; Vice President, Secretary and General Counsel

Vector

Name	Present Principal Occupation or Employment; Business Address

Howard M. Lorber	Director; President and Chief Executive Officer
Richard J. Lampen	Executive Vice President
J. Bryant Kirkland III	Vice President, Treasurer and Chief Financial Officer
Marc N. Bell	Vice President, Secretary and General Counsel
Ronald J. Bernstein	Director; President and Chief Executive Officer of Liggett Vector Brands LLC and Liggett Group LLC
Bennett S. LeBow	Director; Chairman of the Board and Private Investor
Stanley S. Arkin	Founding and Senior Partner, Arkin Solbakken LLP and Chairman of The Arkin Group LLC
Henry C. Beinstein	Director; Partner, Gagnon Securities LLC, 1370 Avenue of the Americas, New York, NY 10019
Jeffrey S. Podell	Director; Private Investor, 7338 Floranada Way, Delray Beach, FL 33446
Jean E. Sharpe	Director; private investor, 350 Cherry Street, Bedford Hills, NY 10507

CUSIP No. 61748W108        Page 9

EXHIBIT B

TRANSACTIONS IN THE COMMON STOCK IN THE PAST 60 DAYS:

Name	Date	No. of Shares Purchased	Price Per Share (1)

AAC	5/14/2014	38,233	$7.80

AAC	5/15/2014	71,714	$7.7437(2)

AAC	5/16/2014	90,053	$7.7796(3)

(1)Excludes brokerage commissions.
(2)Represents the weighted average purchase price for price increments ranging from $7.682 to $7.75 per common share. The Reporting Persons undertake to provide, upon request for the SEC staff, the Company or a security holder of the Company, full information regarding the number of common shares purchased at each separate price for all transactions reported on this Schedule 13D/A.

(3)Represents the weighted average purchase price for price increments ranging from $7.74 to $7.80 per common share. The Reporting Persons undertake to provide, upon request for the SEC staff, the Company or a security holder of the Company, full information regarding the number of common shares purchased at each separate price for all transactions reported on this Schedule 13D/A.